Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 24 June 2009 of the following transactions by a PDMR:

On 29 May 2009, Chris Van Steenbergen acquired 22 ordinary shares in the capital of the Company at a price of £5.45 per share through participation in the Final Dividend 2008 Dividend Re-Investment Plan through the Company’s all-employee share incentive plan.

On 22 June 2009, Chris Van Steenbergen acquired 25 ordinary shares in the capital of the Company at a price of £5.40 per share through participation in the Company’s all-employee share incentive plan.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:
H A Udow
Chief Legal Officer and Group Secretary
Tel: 01895 615007

25 June 2009